October 5, 2007

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549-7010

Re:                               Southern Copper Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Filed August 3, 2007

File No. 001-14066

Dear Ms. Davis:

On behalf of our client, Southern Copper Corporation (“Southern Copper” or the “Company”), we submit this response to your letter dated September 13, 2007 relating to Southern Copper’s Form 10-K for the year ended December 31, 2006 (“Form 10-K”) and Form 10-Q for the quarter ended June 30, 2007 (“Form 10-Q”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  Southern Copper believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 10-K and Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2006

Business, page A3

Nueva Rosita Coal and Coke Complex, page A35

1.                                      We note your disclosure that “In February 2006, a gas explosion occurred at our Pasta de Conchos mine.  The underground mine has been closed since then and will remain closed until we complete efforts to recover the remains of our workers lost in the accident.”  Please tell us whether or not this explosion represented an event or change in circumstances that required an impairment analysis in accordance with paragraph 8 of FAS 144 or otherwise advise.  If applicable, please provide the analysis you used to test for impairment of this asset and the corresponding results of that analysis.

The Company acknowledges the staff’s comment and clarify that this event did represent an event requiring an impairment analysis under paragraph 8 of SFAS 144.

In February 2006, prior to the Pasta de Conchos mine accident, the mine complex had a net book value of $37.2 million.  This value was comprised of $13.7 million in assets used in the underground mining operation, and $23.5 million in processing equipment associated with the open pit operations.

The Pasta de Conchos mine accident caused the definitive closing of the underground mine. At the time of the closing, the Company considered this accident to be an event requiring an impairment analysis under paragraph 8 of FAS 144.  The event represented a significant adverse change in the physical condition of the underground mine assets, as well as a change in the future use of the assets.  The future cash flows associated with these assets were determined to equal zero as no future extraction of resources is expected at the underground mine.  This study determined that all assets associated with the underground operations had been impaired and would not be recovered.  As such, the entire book value ($13.7 million) of the underground mining assets was recorded as an impairment charge in December 2006.  The Company considers this amount to be immaterial to the overall results and financial position of the Company as the $13.7 million charge represents 0.67% of 2006 net earnings and 0.21% of 2006 total assets.  Based on the immaterial nature of this amount, additional disclosure regarding the impairment were not included in the 2006 10-K.

In conjunction with the closing of the mine, the Company has also completed an analysis and determined that, under Mexican law, no further remediation expenses will be required or incurred. As such, no additional amounts have been accrued for such items.

The processing plant equipment, associated with the open pit mine, remains in use and was not damaged by the accident.  As such, the net book value of these assets ($23.5 million) is being depreciated over estimated units of production. This time represents the remaining estimated production period of the mineral located in the open pit.

Ore Reserves, page A58

2.                                      We note your disclosure that “Our Peruvian operations, including the Toquepala and Cuajone reserves, are classified into proven (measured), probable (indicated) and possible (inferred) categories based on a RCB Index (Relative Confidence Bound Index) that measures our level of geologic knowledge and confidence in each block.  The RCB index is a measure of relative confidence in the block grade estimate.  This approach combines the local variability of the composites used to krig a block with the Kriging variance and incorporates the use of confidence intervals in measuring uncertainty of the block estimates relative to each other.  The final resource classification is then based on the distribution of these RCB values for blocks above 0.05% Cu.  It is the distribution that is used to find the breaks between proven/probable and probable/possible.”  Note that under U.S. GAAP, the proven and probable reserve quantities used to account for your operations are determined by the guidelines set forth in Industry Guide 7.  Please tell us how the RCB Index you are using complies with Industry Guide 7.  In addition, please confirm, if true, that the reserve quantities used to measure the financial results of your mining operations are limited to proven and probable reserves, as defined by Industry Guide 7, or otherwise advise.  We may have further questions.

Resource Classification and Estimation

In response to the staff’s comment, the Company notes that Industry Guide 7 states that proven reserves represent amounts for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.  Also, probable reserves represents amounts which quantity and grade and/or quality are computed from information similar to proven reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced.

In compliance with Industry Guide 7, knowledge of the geological character, drill holes information and distance of block to drill holes were considered in the formula of RCB index as a tool to classify mineral resources found and to define the Company’s proven and probable reserves. This RCB index is described as follows.

Classification Method

The geological resources have been classified into the following three categories based on the level of geologic knowledge and confidence:

a)                                      Proven (measured)

b)                                     Probable (indicated)

c)                                      Possible (inferred)

A Relative Confidence Bound Index (RCB Index) was calculated for each block and used to segregate the total resource into these three categories.  This approach combines the local variability of the composites used to krig a block with the kriging variance and incorporates the use of confidence intervals in measuring uncertainty of the block estimates relative to each other.

This variable can be represented by a normal distribution having a mean equal to the kriged estimate and a variance equal to a “Combined Variance” (CV). CV is a combination of Kriging Variance and Local Variance where local variance accounts for the variance of the composite grades used to krig the block.  Kriging variance is a function of the spatial configuration of the composites used to krig a block in terms of their distances between one another and their distances from the block.  It does not consider the local variability of the grades of these composites.  The only link between the kriging variance and the composite grades is through the variogram, which is global rather than local in its definition.

The Local Variance calculation simply weighs this calculation by the kriging weights assigned to each composite since the composites have unequal influence.

Combined variance for each block adds this local variance to the Kriging variance which is computed during the block kriging operation.  The krigged grade (Z) and combined variance (CV) coupled with the normal distribution assumption for the true grades inside the block’s boundaries allows us to calculate 95% confidence limits with the following formulas:

Upper Conf. Limit = Z + 2 x sqrt (CV/n)

Lower Conf. Limit = Z - 2 x sqrt (CV/n)

Where n = number of composites used to krig the block.

RCB index for each block is then determined by the following formula:

RCB Index = 0.5 x (Upper Conf. limit – Lower Conf. limit) / Krigged Block Grade.

Resource Estimation using RCB Index

The RCB index is a measure of relative confidence in the block grade estimate.  The lower the RCB index the more confidence there is in the estimate.  Low RCB indexes are associated with blocks where the composites used to krig it have a low variance and these composites are also relatively close to the block.

The positively skewed distribution of RCB was split into 3 pieces for resource classification purposes based in Median and twice the Median.

Number of drill-holes used to interpolate the block was also considered in the classification scheme.  The complete set of classification criteria is presented in the following table.

Category	RCB Index	No. of Drill Holes
Proven	< Median	2 or more
Probable	< Median	Only 1
Probable	Between Median and Twice the Median	Any number
Possible	> Twice the Median	Any number

The Company confirms that only ore material classified as “Proved” and “Probable” is considered in determining what part of the geological resource is economic to mine and is included in the reserve calculation.  These are the only amounts used to measure the financial results of the Company’s mining operations.

Once the economic pit limit is found, any block with a classification “Possible” is counted as waste and sent to the appropriate destination.

The above described procedure was audited and approved by the mining consulting company “Mintec Inc.” in 2006. The executive summary reports from Toquepala and Cuajone mines prepared by Mintec, Inc. was submitted to the SEC’s Office of Natural Resources on December 14, 2006.

Note  2 - Summary of Significant Accounting Policies, page A105

Property Page A107

3.                                      Please tell us and disclose your accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties.

In response to the Staff’s comment, drilling and other related costs incurred during the development stage for determining new reserves are capitalized as an intangible asset and amortized over the life of the associated resources..  At the Company’s open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Company’s underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development.

During the production stage, drilling and other related costs incurred to maintain production are  included in production cost in the period in which they are incurred. Drilling and other costs incurred that are associated with the expansion of capacity, are capitalized and amortized over the estimated life of the associated resources.

The Company acknowledges the Staff’s comment and will improve disclosure of its accounting policies in future filings.

4.                                      In addition, please tell us and disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines.

Costs incurred in the exploration stage are expensed as incurred.  Once the Company decides to develop a new mine, generally based on the results of a feasibility study, all costs incurred are considered part of the development stage and are capitalized and subsequently amortized over the life of the mine.

The Company acknowledges the Staff’s comment and will improve disclosure of its accounting policies in future filings.

Business segments, page A110

5.                                      We note your statement that “because of the demands of managing operations in two countries, effective April 1, 2005, Company management views the new Southern Copper as having three operating segments and manages on the basis of these segments.”  Please support your conclusion, under the guidance in paragraph 10 of SFAS 131, that you have three operating segments.  We note your statement that your chief operating decision maker manages operations in two countries.

The Company acknowledges the Staff’s comment and provide the following support for having identified three operating segments.

On April 1, 2005, Southern Peru Copper Corporation (now Southern Copper Corporation) purchased substantially all outstanding common stock of Minera Mexico.  Since this transaction involved the reorganization of entities under common control, the financial statements of Minera Mexico and Southern Peru Copper Corporation were combined on a historical cost basis.  Due to this combination, the Company redefined its operating segments at that time in order to reflect how the Chief Decision Maker would analyze the Company’s performance on a go forward basis.

The segments identified by the Company are:

1.               Peruvian operations, which include the Toquepala and Cuajone mine complexes and the smelting and refining plants, as well as industrial railroad and port facilities which service both mines.

2.               Mexican open pit operations, which include La Caridad and Cananea mine complexes, as well as the smelting and refining plants and support facilities which service both mines.

3.               Mexican underground mining operations, which include five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and copper.  This group is identified as the IMMSA Unit.

Following is the guidance in paragraph 10 of SFAS 131 and the Company’s basis for determining the three operating segments:

10. An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise)

Each of the Company’s three operating segments was determined by grouping individual mines that contain similar economic characteristics.  These economic characteristics include production of similar products, use of similar processes, the sharing of support facilities, similar regulatory environments, similar employee bargaining contracts and similar currency risks.  The mines included in each segment also sell products to similar customers and in similar markets (including commercial transactions occurring amongst the three segments).

The Peruvian operations include two open pit copper mines whose mineral output is transported by rail to Ilo, Peru where it is processed at the Company’s Ilo smelter and refinery, without distinguishing between the products of the two mines.  The resulting product, anodes and refined copper, are then shipped to customers throughout the world.  These shipments are recorded as revenue of the Company’s Peruvian mines.

The Mexican open pit segment includes two copper mines whose mineral output is processed in the same smelter and refinery without distinguishing between the products of the two mines.  The resultant product, anodes and refined copper, are then shipped to customers throughout the world.  These shipments are recorded as revenues of the Company’s Mexican open pit mines.

The Company has determined that it is necessary to classify the Peruvian Open Pit operations as a separate operating segment from the Mexican Open Pit operations due to the very distinct regulatory and political environments in which they operate.  The Company’s chief decision maker must consider the operations in each country separately when analyzing results of the company and making key decisions.  The open pit mines in Peru must comply with stricter environmental rules and must continually deal with a political climate that has a very distinct vision of the mining industry as compared to Mexico.  In addition, the collective bargaining agreement contracts are negotiated very distinctly in each of the two countries.  These key differences result in the Company taking varying decisions with regards to the two countries.

The IMMSA segment includes five mines whose minerals are processed in the same smelter and refinery. This segment also includes a coal and coke underground mine.  Sales of product from this segment are recorded as revenues of the Company’s IMMSA unit. While the Mexican underground mines are subject to a very similar regulatory environment of the Mexican open pit mines, the nature of the products and processes of two Mexican operations vary distinctly.  These differences cause the Company’s key decision maker to take a very different approach when analyzing results and making decisions regarding the two Mexican operations.

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

Results of the Company’s operations are regularly reported to the Chief Operating Officer on the segment basis.  The officer analyzes results by segment in order to make key decisions and to appropriately allocate resources. He focuses on operating income as a measure of performance.

and

c. For which discrete financial information is available.

Financial information is regularly prepared for each of the three segments.  This information primarily focuses on operating income.  This is the information used by the Chief Operating Officer in making key company decisions.

Note 6 – Capitalized Mine Stripping Costs and Leachable material, page A113

6.                                      Please tell us how you define a “mine” for purposes of complying with EITF 04-6 or more specifically, for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

Each open pit mine is treated as an independent “mine” for the purposes of determining the commencement of the production stage and for the purpose of accounting for stripping costs.

In accordance with EITF-04-6, the Company ceases capitalizing the stripping costs of a mine when the exploitation of the resource commences or in other words once the Company starts the production process of the mineral mined.

The Company acknowledges the staff’s comment and will improve disclosure of its accounting policies in future filings.

7.                                      Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body.  Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

The Company acknowledges the Staff’s comment and clarify that the Company does not have multiple pits in its open pit mines that share equipment and infrastructure, or are located within the same ore body.  The Company moves its exploitation from one side of the pit to other during the different phases of the mine exploitation, but does not create a new pit.

The stripping costs of the initial overburden removal of material to develop a new pit is treated as mine development cost and is capitalized until commencement of its exploitation or production phase.  These costs that are capitalized prior the exploitation or production phase are amortized over the life of the mine. Once the exploitation or production stage of the mine begins, all stripping costs are treated as variable production costs in accordance with EITF 04-6.

The Company acknowledges the staff’s comment and will improve disclosure of its accounting policies in future filings.

Note 8 - Income Taxes, Page A114

Out of period adjustment, page A116

8.                                      We note from your disclosure that you performed a comprehensive deferred tax analysis and that the “combined net effect of the deferred tax analysis was an increase in the total income tax expense of $4.2 million.”  We further note your statement that “The Company accounted for this adjustment as an out of period adjustment as it falls below the materiality levels established in the Company’s SAB 108 analysis.”  Please explain to us in greater detail the nature of the errors you identified and how you analyzed the errors both individually and in the aggregate.  Please address how you determined that these errors were not material on an annual basis to the prior years you identified for review.

In 2006, the Company recorded two adjustments to income tax expense, resulting in an overall out of period net adjustment equaling $4.2 million.  The first adjustment represented an increase of $85.4 million to deferred tax liabilities, while the second adjustment represented an $81.2 million adjustment of an overstated valuation allowance related to Foreign and Minimum Tax Credits.  These adjustments were traced to years 2005, 2004 and a cumulative adjustment to year 2003.

In 2006, the Company undertook an in-depth analysis of its deferred tax provision and performed a comprehensive SFAS 109 calculation for the years 2006, 2005, 2004 and 2003.  In years past, relating to its US operations, the Company had only rolled forward its temporary differences without performing a comprehensive SFAS 109 calculation. This comprehensive SFAS 109 analysis resulted in the $85.4 million increase to deferred tax liabilities in 2006.

As a separate analysis from the comprehensive deferred tax provision calculation, the Company undertook a review of its valuation allowance related to Foreign and Minimum tax credits.  During this review it was determined that the Company did not consider all possible evidence available in 2004 when establishing this allowance.  The Company did not include in the valuation allowance analysis two important provisions of the 2004 American Jobs Creation Act.  Incorporating these elements into the analysis resulted in additional positive evidence that the Foreign and Minimum Tax Credits could be utilized.  Based on this evidence, the Company determined that the valuation allowance established in 2004 was overstated by $81.2 million.

To analyze the materiality of these errors, the Company performed both a SAB 108 quantitative analysis and a SAB 99 qualitative analysis.

A SAB 108 quantitative analysis was performed by considering each adjustment independently and then an overall analysis was performed by netting the two adjustments.  The results of these three analyses are shown as follows.

Unrecognized Deferred Tax Liability

Pursuant to SAB 108

Amounts in thousands of US Dollars

	2003	2004	2005	2006

Amount by which deferred tax liabilities are understated	6,132	70,973	85,407	85,407

Income effect	6,132	64,841	14,434	—

Financial Information
Total Assets	1,930,752	5,319,193	5,687,574	6,376,414
Total Stockholder Equity	2,022,745	2,813,595	3,326,077	3,666,605
Pre-tax income	209,468	1,420,871	2,002,367	3,006,029
Net income	83,536	982,386	1,400,148	2,037,640

Iron curtain approach analysis
Unrecognized Liability / Total Assets	0.32%	1.33%	1.50%	1.34%
Unrecognized Liability / Equity	0.30%	2.52%	2.57%	2.33%
Unrecognized Liability / Pre-tax income	2.93%	5.00%	4.27%	2.84%
Unrecognized Liability / Net income	7.34%	7.22%	6.10%	4.19%

Rollover method approach

Income effect / Pre-tax income	2.93%	4.56%	0.72%	2.84%
Income effect / Net income (loss)	7.34%	6.60%	1.03%	4.19%

Overstated Valuation Allowance

Pursuant to SAB 108

Amounts in thousands of US Dollars

	2003	2004	2005	2006

Amount by which valuation allowance is overstated	—	82,600	81,200	81,200

Income effect	—	82,600	(1,400)	—

Financial Information
Total Assets	1,930,752	5,319,193	5,687,574	6,376,414
Total Stockholder Equity	2,022,745	2,813,595	3,326,077	3,666,605
Pre-tax income	209,468	1,420,871	2,002,367	3,006,029
Net income	83,536	982,386	1,400,148	2,037,640

Iron curtain approach analysis
Overstated Allowance / Total Assets	0.00%	1.55%	1.43%	1.27%
Overstated Allowance / Equity	0.00%	2.94%	2.44%	2.21%
Overstated Allowance / Pre-tax income	0.00%	5.81%	4.06%	2.70%
Overstated Allowance / Net income	0.00%	8.41%	5.80%	3.99%

Rollover method approach

Income effect / Pre-tax income	0.00%	5.81%	-0.07%	2.70%
Income effect / Net income (loss)	0.00%	8.41%	-0.10%	3.99%

Net Unrecognized Deferred Tax Liability

Pursuant to SAB 108

Amounts in thousands of US Dollars

	2003	2004	2005	2006

Amount by which deferred tax liabilities are mistated	6,132	(11,627)	4,207	4,207

Income effect	6,132	(17,759)	15,834	—

Financial Information
Total Assets	1,930,752	5,319,193	5,687,574	6,376,414
Total Stockholder Equity	2,022,745	2,813,595	3,326,077	3,666,605
Pre-tax income	209,468	1,420,871	2,002,367	3,006,029
Net income	83,536	982,386	1,400,148	2,037,640

Iron curtain approach analysis
Mistatement of Liability / Total Assets	0.32%	-0.22%	0.07%	0.07%
Mistatement of Liability / Equity	0.30%	-0.41%	0.13%	0.11%
Mistatement of Liability / Pre-tax income	2.93%	-0.82%	0.21%	0.14%
Mistatement of Liability / Net income	7.34%	-1.18%	0.30%	0.21%

Rollover method approach

Income effect / Pre-tax income	2.93%	-1.25%	0.79%	0.14%
Income effect / Net income (loss)	7.34%	-1.81%	1.13%	0.21%

In order to assess the materiality of these adjustments for individual quarters in  2004, 2005, and 2006, the Company performed a balance sheet analysis.  This analysis is detailed below.  Whether considered individually or net, the adjustments do not have a material balance sheet effect during individual quarters.  An income statement analysis was not performed for each quarter.  During the quarters, the effective tax rate is used to determine income tax expense for each quarter.  As these adjustments both individually and net represent temporary differences, there would be no effect to the effective tax rates used to calculate income taxes during each quarter.

Quarterly Analysis

Balance Sheet Effect

Amounts in thousands of US Dollars

	Q1 2004	Q2 2004	Q3 2004	Q1 2005	Q2 2005	Q3 2005	Q1 2006	Q2 2006	Q3 2006
Understated Deferred Tax Liabilities	6,132	6,132	6,132	70,973	70,973	70,973	85,407	85,407	85,407
Overstated Valuation Allowance	—	—	—	(82,600)	(82,600)	(82,600)	(81,200)	(81,200)	(81,200)
Net Adjustment	6,132	6,132	6,132	(11,627)	(11,627)	(11,627)	4,207	4,207	4,207

Total Assets	2,019,029	2,098,126	2,256,816	2,696,615	5,026,672	5,396,906	5,415,604	5,624,334	5,875,888
Total Stockholder Equity	1,380,622	1,458,222	1,529,756	1,804,781	2,972,020	3,187,920	3,163,187	3,190,584	3,415,462

Unrecognized Liability / Total Assets	0.30%	0.29%	0.27%	2.63%	1.41%	1.32%	1.58%	1.52%	1.45%
Unrecognized Liability / Equity	0.44%	0.42%	0.40%	3.93%	2.39%	2.23%	2.70%	2.68%	2.50%

Overstated Allowance / Total Assets	—	—	—	-3.06%	-1.64%	-1.53%	-1.50%	-1.44%	-1.38%
Overstated Allowance / Equity	—	—	—	-4.58%	-2.78%	-2.59%	-2.57%	-2.54%	-2.38%

Mistatement of Liability / Total Assets	0.30%	0.29%	0.27%	-0.43%	-0.23%	-0.22%	0.08%	0.07%	0.07%
Mistatement of Liability / Equity	0.44%	0.42%	0.40%	-0.64%	-0.39%	-0.36%	0.13%	0.13%	0.12%

In addition to the SAB 108 quantitative analysis, the Company also performed a SAB 99 qualitative analysis.   The following considerations were given in determining whether the quantitatively immaterial adjustments were qualitatively material.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The determination of the overall deferred tax provision and the need for a valuation allowance represent more of an estimate versus a precise calculation. The overall provision contain various elements that require the preparer to use differing degrees of judgment. Particularly, the preparation of a valuation allowance involves making several assumptions and projections regarding future performance of the Company and economic environment in which the entity operates. The assumptions made at one time may be result in being significantly different from actual facts in the future.

Whether the misstatement masks a change in earnings or other trends.

The two misstatements when considered either independently or together do not mask a change in earnings or other trends. In all years analyzed, the adjustments would not have materially affected earnings amounts, earnings trends, or have caused net income to become a net loss.The amounts of the adjustments were not significant enough to change investor or others perception of the overall results or economic position of the Company.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The combined impact of the two adjustments has an effect on earnings that ranges from 0.14% in 2006 to 7.3% in 2003. As the current 2006 year impact is less than .5% and as net income has increased over 2,000% since 2003, the adjustment would not be considered significant enough to affect analysts’ expectations as to the performance of the Company. In addition, analysts primarily focus on operating income and EBITDA. These adjustments would have no effect on either measure and therefore, would not change analysts’ expectations in any way.

Whether the misstatement changes a loss into income or vice versa.	Regardless of whether the adjustments are considered either independently or net, the effect does not result in net income turning into a net loss for any of the years analyzed.

Whether the misstatement concerns a segment or a portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

While the misstatement relates to the Company’s Peruvian operations, the Company measures and reports segment results through operating income. Thus the adjustments would have no impact on segment analysis. The Company does not allocate income taxes to individual segments.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatement did not affect any current income tax calculations, or compliance with any regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The misstatement did not impact the Company’s compliance with loan covenants or other contractual obligations.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The amounts of the misstatements, either considered individually or net were not significant enough to have an effect on management compensation.

Whether the misstatement involves concealment of an unlawful transaction.	This misstatement did not conceal or cause any unlawful transactions in any way.

Both from a SAB 108 quantitative analysis and a SAB 99 qualitative analysis, the Company determined that the misstatements, either considered individually, or net, were not material to the overall financial results or position of the Company for any year analyzed. The Company does not consider that these misstatements would have caused the judgment of a reasonable person relying on the 2006 financial statements to have changed or to have been influenced by the inclusion of the items.   As such, the Company chose to account for these misstatements as out of period adjustments in 2006 results.

Note 15 – Stockholders’ Equity, page A137

Treasury Stock, page A138

9.                                      We note your disclosure that the “Beginning balance of 2004 has been reclassified from additional paid in capital to treasury stock for $72.9 million, which represents the carrying value of the investment in shares held by one of its Mexican subsidiaries in its controlling shareholder Grupo Mexico.”  Please  explain why you believe it is appropriate to report these shares as equity and not as a liability. Refer to EITF 98-2.

On April 1, 2005, Southern Peru Copper Corporation (now Southern Copper Corporation) purchased substantially all outstanding common stock of Minera Mexico.  Since this transaction involved the reorganization of entities under common control, the financial statements of Minera Mexico and Southern Peru Copper Corporation were combined on a historical cost basis.

Prior to this combination, Minera Mexico held shares of parent company Grupo Mexico stock.  These shares were held to be used in conjunction with the Minera Mexico employee and executive stock plans.  Minera Mexico accounted for these shares as part of treasury stock in the past.  However, upon the combination of companies, these shares were recorded net within additional paid in capital, as equity of the two companies were combined on a net basis.  In order to increase transparency and accurateness of Southern Copper Corporation’s financial reporting, the beginning balance of 2004 shares were re-classed to treasury stock.

Pursuant to EITF 98-2, the Company has chosen to account for these shares within treasury stock. The Company’s assets represent the majority of assets comprising Grupo Mexico at the consolidated level.  As the Company’s assets comprise over 75% of Grupo Mexico assets, the Company feels that presenting Grupo Mexico shares outside of treasury stock as an asset measured at fair value would be similar to presenting its own shares as an asset.  Therefore the Company has chosen to account for these shares within treasury stock as a reduction to stockholders’ equity.

The shares held in treasury stock have been reserved for use in the SCC employee and executive stock program.  However, these shares have yet to be granted to employees in conjunction with the program. These shares are also not tied to any other stock option or compensation program.  They remain as an SCC investment in its parent company.   Therefore, presenting these shares as a liability would not be appropriate.

Controls and Procedures, page A153

10.                               You disclose that your officers have concluded that your “disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be in the Company’s period SEC filings.”  Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the report is that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.  This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007.

The Company has reviewed the Staff’s request and has modified the statement included in the 302 certifications for its 2006 Form 10-K annual report and its June 30, 2007 Form 10-Q quarterly report as noted below.  The Company requests that the Staff allow it to include this revised text in all future filings.

Item 4.   Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2007, the Company conducted an evaluation under the supervision and with the participation of the Company’s Disclosure Committee and the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness and the design and operation of the Company's disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of (insert relevant date), to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is:

1.                                       recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and

2.                                       accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Had this disclosure as to the effectiveness of the Company's disclosure controls and procedures been used as of December 31, 2006, and June 30, 2007, the conclusion that the disclosure controls and procedures were effective would have been unchanged.

Exhibits 31.1 and 31.2

11.                               We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act.  In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification or to specifically refer to the report as “annual” or “quarterly.”  Please refer to

FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002-Frequently Asked Questions, located at http://www.sec.gov/dlvisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification and amend your exhibits as appropriate.  This comment also applies to the certifications attached to your Form 10-Q for the quarter ended June 30, 2007.

The Company has reviewed the Commission’s request and corrected exhibits 31.1 and 31.2 included in its 2006 Form 10-K annual report and its June 30, 2007 Form 10-Q quarterly report as requested:

•                  Removing title of its executive at the beginning of the declaration and

•                  Removing the word “quarterly” or “annual” as correspond.

•                  Moving the date before the signature.

See Annex No. 1 and 2 with the revised version of exhibits 31.1 and 31.2 of the annual report and the June 30, 2007 10-Q report, respectively.  The Company has modified the text as indicated in Annex 1 and 2.  The Company requests that the Staff allow it to include this revised text in all future filings.

Form 10-Q for the Fiscal Quarter Ended June 30. 2007

Condensed Consolidated Statement of Cash Flows, page 5

12.                               Please explain why the loss on sale of marketable securities is the same amount for both operating and investing activities.

During December 2006, the Company invested in a marketable security for the amount of $40 million.  This investment matured during the second fiscal quarter ended June 30, 2007.  The Company sold this investment for $10.6 million, representing a realized loss of $29.4 million which was charged to results.

In the condensed consolidated statement of cash flows for the period ended June 30, 2007, the Company add  the $29.4 million loss on this investment as an adjustment of net earnings in the operating activities of the cash flow.

In the investing section, in order to increase transparency of the transaction, the Company presented the total amount of the original investment ($40 million) offset by the loss on the transaction ($29.4 million).  This transaction was presented as such in order to clearly disclose the loss on this transaction.  The net effect of this presentation was the $10.6 million cash inflow relating to the settlement of the investment.

In future filings, the Company will only present net proceeds received in the investing section of the cash flow statement.

Note L. Commitments and Contingencies, page 15

Mine accident, page 25

13.                               We note your disclosure that “On April 16, 2007 the judge terminated the case due to the indemnification for damages to the families of the victims.”  Please expand your disclosure to clarify whether or not you were required to pay damages to the families of the victims and if so, the total amount paid or otherwise advise why you believe your current disclosure is sufficient.

The Company acknowledges the Staff’s comment and note that it considers that the disclosure is sufficient because the indemnification payment referred to was effected by its insurance company to the families of the victims on behalf of the five mine officers who were ordered to stand trial for the accident.  These officers invoked the insurance protection to settle the case, as provided for in the criminal statute of the Coahuila State.

The Company was not ordered by the local judge to pay an indemnification to the families of the victims.  The only mandatory indemnification payment made by the Company was $309,000 as a result of the Company’s collective bargaining agreement.

Attending the staff request, the Company will update its disclosure in future fillings according with the developments of the case.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2006

Exploration Activities, page 36

14.                               Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average of the selected metals.  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit costs, grade, recoveries and other factors concludes economic and legal feasibility.  Please state that your Peruvian and Mexican exploration properties do not have proven or probable reserves at this time and classify the tonnage and grade of the Los Chancas and Chalchihuites project as mineralized material.

The Peruvian and Mexican exploration properties do not have proven and probable reserves at this time.  The tonnage and grade of Los Chancas and Chalchihuites are referred to as mineralized material.

The Company has modified the text as indicated below.  The Company requests that the Staff allow it to include this revised text in all future filings.

Peru

Los Chancas.  The Los Chancas project, located in the department of Apurimac in southern Peru, is a copper and molybdenum porphyry deposit.  The exploration program and the final phase of the metallurgical testing were completed in early 2006.  The pre-feasibility studies started in mid 2006 and should be completed by early 2007, when commercially exploitable reserves will be better defined.  To-date there is 200 million tons of mineralized material with a copper grade of 1.0%, 0.07% molybdenum and 0.12 grams of gold per ton.

Mexico

Chalchihuites.  The Chalchihuites project is located in the state of Zacatecas.  It is a contact deposit with mixed oxides and sulfides of lead, copper, zinc and silver.  A drilling program, in the late nineties, defined 16 million tons of mineralized material containing 95 grams of silver, 0.36% lead, 0.69% copper and 3.08% zinc per ton.  Preliminary metallurgical testing indicates a leaching precipitating-flotation (LPF) recovery process that can be applied to this ore.  Due to favorable metal prices, an evaluation of this ore body was started.

As requested in your letter, Southern Copper acknowledges the following:

•                  Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224.

Very truly yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald